EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the incorporation by reference in this Registration Statement of Quiksilver, Inc. on Form S-8 of our reports, dated January 11, 2007, relating to the consolidated financial statements of Quiksilver, Inc., and management’s report on the effectiveness of internal control over financial reporting (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in method of accounting for stock-based compensation during the year ended October 31, 2006), and our report dated January 11, 2007, relating to the Financial Statements of Roger Cleveland Golf Company, Inc. appearing in the Annual Report on Form 10-K of Quiksilver, Inc. for the year ended October 31, 2006.
/s/ Deloitte & Touche LLP
Costa Mesa, California
March 20, 2007